VIA EDGAR

March 11, 2014

Division of Corporate Finance
Untied State Securities and Exchange Commission
Attention: Pamela A. Long, Assistant Director
100 F. Street N.E.
Washington, DC 20549

Re: United Helium, Incorporated
Withdrawal of Registration Statement on Form S-1
Filed December 13, 2013
File No. 333-192860

Ladies and Gentlemen,

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), United Helium, Incorporated (the “Registrant”) hereby respectfully requests the withdrawal of the above-referenced Registration Statement on Form S-1 (File No. 333-192860) , filed with the Securities and Exchange Commission (the “Commission”) on December 13, 2013, together with all exhibits thereto (the “Registration Statement”). The Registration Statement has not been declared effective, and no shares of the Registrant’s common stock have been sold under the Registration Statement. The Registrant believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Act.

The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Registrant requests, in accordance with Rule 457(p) under the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account to be offset against the filing fee for any future registration statement or registration statements.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives notice from the Commission that this application will not be granted.

If you have any questions regarding the foregoing, please do not hesitate to contact Raymond S. Hobbs, CEO of the Registrant, at 480-949-2755.

Sincerely,

United Helium, Incorporated

By: /s/ Raymond S. Hobbs
Raymond S. Hobbs
Chief Executive Officer